SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2005

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	Press Release dated February 28, 2005
2.	Press Release dated March 3, 2005

Document 1

NEWS RELEASE

For Immediate Release
Monday, February 28, 2005
AINSWORTH LUMBER CO. LTD. (TSX:ANS)

AINSWORTH RELEASES FOURTH QUARTER AND YEAR END 2004 EARNINGS

($ millions, except per share data)	Three months ended		Twelve months ended
	December 31		December 31
	2004	2003	2004	2003

Sales	253.0	173.6	909.9	543.0
Operating earnings	27.5	67.4	326.0	155.3
Unrealized foreign exchange gain on long term debt	46.1	12.8	73.8	76.9
Net Income	53.1	41.0	165.4	123.7
Earnings per share	3.64	2.82	11.32	8.49
EBITDA(1)	56.4	89.2	365.6	201.5
Cash flow from operations(2)	59.0	77.8	352.7	133.6

(1)	EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization and write-down of capital assets, plus interest and other income.

(2)	Cash provided by operations after changes in non-cash working capital.

Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the fourth quarter and year ended December 31, 2004.

The company generated net income of $53.1 million or $3.64 per share for the fourth quarter of 2004 compared to $40.9 million or $2.82 per share in same period of 2003.

During the quarter, operating earnings declined to $27.5 million on sales of $253.0 million compared to $67.4 million on sales of $173.6 million in the same period of 2003. This decrease was principally driven by lower average OSB prices, higher raw material prices and higher selling and administration expenses. The 45.7% increase in sales is attributed to significantly higher OSB shipments arising from the company’s acquisition of an additional four OSB manufacturing facilities during the second and third quarters of 2004. EBITDA, defined as operating earnings before amortization and write-down of capital assets, plus interest and other income, in the three-month period declined to $56.4 million from $89.2 million in the same period of 2003 due to the lower average OSB margins and the unfavourable impact of the significant appreciation in the Canadian dollar. The increase in net income is mainly attributable to a $33.3 million increase in the unrealized foreign exchange gain on U.S.-dollar denominated debt and a $15.7 million decrease in income tax expense being partly offset by the lower average OSB margins. Cash provided by operations (after changes in non-cash working capital) was $59.0 million compared to $77.8 million in the same period of 2003.

For the twelve months ended December 31, 2004, net income was a record high $165.4 million or $11.32 per share compared to $123.7 million or $8.49 per share for the same period of 2003. This higher net income is largely explained by a $170.8 million improvement in operating earnings that was partly offset by a $106.2 million one-time expense related to refinancing long-term debt in early 2004. A 51.8% increase in OSB shipments and a 17.3% increase in OSB prices were the principal reasons for higher operating earnings compared to 2003. For the year, EBITDA was $365.6 million on sales of $909.9 million compared to $201.5 million on sales of $543.0 million in 2003. Cash provided by operations (after changes in non-cash working capital) totaled $352.7 million in 2004 compared to $133.6 million in the prior year.

Brian Ainsworth, Chairman and Chief Executive Officer, said: “We are pleased with the excellent financial and operational results achieved in 2004; a performance that reflects the successful execution of our engineered wood strategy. Our strategic positioning enabled us to fully capture the opportunity provided by very favourable market conditions. The acquisition during 2004 of another four OSB plants further enhances our capacity to benefit in future periods from solid homebuilding fundamentals and strong demand for our products.”

The company will hold a conference call at 8:30 A.M. PST (11:30 A.M. EST) on Tuesday, March 1, 2005 to discuss the company’s fourth quarter and year end 2004 results. To access the conference call, listeners should dial 1-800-660-7963 (reservation number 21233200). For those unable to participate in the live call, a recording of the call will be available until March 8, 2005 and can be accessed at 1-800-558-5253 (reservation number 21233200).

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

Robb Pelwecki
Manager, Corporate Reporting
robb.pelwecki@ainsworth.ca

Document 2

NEWS RELEASE

For Immediate Release
Thursday, March 3, 2005
AINSWORTH LUMBER CO. LTD. (TSX:ANS)

AINSWORTH REVISES 2004 EARNINGS UPWARDS

Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. today announced that, as a result of discussions with its auditors concerning the accounting treatment for a US $9.1 million payment owed to the vendor of the OSB facility in Barwick, Ontario acquired by Ainsworth in May, 2004, Ainsworth will be restating its recently announced 2004 earnings. As a result of the restatement, the Company’s net income for the 12 months ended December 31, 2004 will increase from $165.4 million (or $11.32 per share) to $175.1 million (or $11.98 per share). This adjustment will have no material impact on the Company’s financial position or cash flow.

Robert Allen, the Chief Financial Officer for Ainsworth, said that “Our auditors require restatement of third and fourth quarter earnings indicating that the accrued contingent consideration relating to the Barwick facility, which entitles the vendor to an additional one-time payment based on OSB prices, should be capitalized as goodwill rather than treated as an expense. This adjustment will result in an increase in goodwill, income before income taxes and income tax expense for the third quarter, fourth quarter and annual financial statements. As a result of this change, Ainsworth will be filing a restated financial statement and Management Discussion and Analysis for the third quarter ended September 30, 2004. The company’s press release issued on Monday, February 28, 2005 is revised and restated as follows:

RESTATED

	Three months ended		Twelve months ended
($ millions, except per share data)	December 31		December 31

	2004	2003	2004	2003

Sales	253.0	173.6	909.9	543.0
Operating earnings	27.5	67.4	326.0	155.3
Unrealized foreign exchange gain on long term debt	46.1	12.8	73.8	76.9
Net income	52.4	41.0	175.1	123.7
Earnings per share	3.59	2.82	11.98	8.49
EBITDA(1)	55.5	89.2	377.3	201.5
Cash flow from operations(2)	58.1	77.8	364.4	133.6

(1)	EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization and write-down of capital assets, plus interest and other income.

(2)	Cash provided by operations after changes in non-cash working capital.

During the quarter, operating earnings declined to $27.5 million on sales of $253.0 million compared to $67.4 million on sales of $173.6 in the same period of 2003. This decrease was principally driven by lower average OSB prices, higher raw material prices and higher selling and administration expenses. The 45.7% increase in sales is attributed to significantly higher OSB shipments arising from the company’s acquisition of an additional four OSB manufacturing facilities during the second and third quarters of 2004. EBITDA, defined as operating earnings before amortization and write-down of capital assets, plus interest and other income, in the three-month period declined to $55.5 million from $89.2 million in the same period of 2003 due to the lower average OSB margins and the unfavourable impact of the significant appreciation in the Canadian dollar. The increase in net income is mainly attributable to a $33.3 million increase in the unrealized foreign exchange gain on U.S.-dollar denominated debt and a $15.9 8 million decrease in income tax expense being partly offset by the lower average OSB margins. Cash provided by operations (after changes in non-cash working capital) was $58.1 million compared to $77.8 million in the same period of 2003.

For the twelve months ended December 31, 2004, net income was a record high $175.1 million or $11.98 per share compared to $123.7 million or $8.49 per share for the same period of 2003. This higher net income is largely explained by a $170.7 million improvement in operating earnings that was partly offset by a $106.2 million one-time expense related to refinancing long-term debt in early 2004. A 51.8% increase in OSB shipments and a 17.3% increase in OSB prices were the principal reasons for higher operating earnings compared to 2003. For the year EBITDA was $377.3 million on sales of $909.9 million compared to $201.5 million on sales of $543.0 million in 2003. Cash provided by operations (after changes in non-cash working capital) totalled $364.4 million in 2004 compared to $133.6 million in the prior year.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca

Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca

Robb Pelwecki
Manager, Corporate Reporting
robb.pelwecki@ainsworth.ca

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2005

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer